DLA Piper LLP (US) 1251 Avenue of the Americas New York, New York 10020-1104 www.dlapiper.com Christopher C. Paci Christopher.paci@dlapiper.com T 212.335.4970 F 212.884.8470

October 29, 2013	OUR FILE NO. 378173-000005

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, DC 20549
Attention: Barbara C. Jacobs

Re:	Globant S.A. Amendment No. 1 to Registration Statement on Form F-l Filed September 27, 2013 File No. 333-190841

Dear Ms. Jacobs:

This letter is submitted on behalf of Globant S.A. (the “Company”) in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1, publicly submitted on August 27, 2013, as amended on September 27, 2013 (the “Registration Statement”), as set forth in your letter dated October 11, 2013 addressed to Martin Migoya, Chief Executive Officer of the Company (the “Comment Letter”).

The responses provided herein are based upon information provided to DLA Piper LLP (US) by the Company. For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comment from the Comment Letter.

Note 4 – Accounting Policies

4.2 – Cash and cash equivalents, page F-64

1.	We have reviewed your response to prior comment 8. Please provide us with your analysis that the BODEN are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. In this regard, we note your expanded disclosures on pages 61 and 62 indicate that the BODEN are held 10 to 30 days and are sold in the Argentine markets. Further, your disclosure indicates that the rate of exchange between the Argentine peso and the U.S. dollar may increase or decrease in the future and legislative, judicial or administrative changes or interpretations may be forthcoming.

RESPONSE: In response to the Staff’s comment, the Company respectfully informs the Staff that its conclusions that BODEN are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value are based on the following:

•	BODEN are highly-liquid Argentine sovereign debt securities traded in both the Argentine and U.S. markets on a daily basis.

United States Securities and Exchange Commission

October 29, 2013

•	The volume of BODEN traded in Argentina during the first six months of 2013 was one of the largest volumes of Argentine sovereign debt securities traded in that period, according to data reported by the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires).

•	There are no restrictions on the settlements of BODEN.

•	The quotation of prices of BODEN is derived from transactions in active markets in those securities.

•	The changes in fair value of BODEN in the approximately 10- to 30-day period during which the Company holds these bonds are insignificant, as illustrated by the table below which provides information on changes in fair value (expressed in Argentine pesos) per US$100 nominal amount of the Company’s holdings of BODEN classified as cash and cash equivalents as of June 30, 2013.

Acquisition date	Fair value at acquisition date(1)	Sale date	Fair value at sale date(2)	Changes in fair value between acquisition date and sale date
19-Jun-13	690.00	4-Jul-13	692.00	0.29%
24-Jun-13	691.15	4-Jul-13	692.00	0.12%

(1)	Represents the quoted closing price in Argentine pesos per US$100 nominal amount of BODEN purchased on the date of acquisition, based on publicly-available information in the Argentine Electronic Open Market (Mercado Abierto Electrónico, or “MAE”).

(2)	Represents the quoted closing price in Argentine pesos per US$100 nominal amount of BODEN sold on the date of sale, based on publicly-available information in the MAE.

•	Since the beginning of its operations with BODEN in January 2013, the Company has converted into cash all of BODEN for which it has placed sale orders immediately after a sale decision has been made.

Lastly, the Company informs the Staff that in order to determine whether the BODEN held by it are to be classified as cash and cash equivalents, the Company evaluates as of each month-end the risk of changes in value of the BODEN held by it in the holding period, including the effects derived from the expected increases/decreases in the rate of exchange between the Argentine peso and the U.S. dollar in the future.

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[Signature page immediately follows]

United States Securities and Exchange Commission

October 29, 2013

If you have any questions concerning the above matters, please contact the undersigned at (212) 335-4970.

Very truly yours,

DLA Piper LLP (US)

/s/ Christopher C. Paci

Christopher C. Paci Partner

Enclosures

cc:	Martin Migoya
Alejandro Scannapieco
S. Todd Crider
John Haley